UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Gasco Energy, Inc
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   367220 10 0
                                 (CUSIP Number)

                             Lewis Fickett III, Esq.
                              Edwards & Angell LLP
                              750 Lexington Avenue
                               New York, NY 10022
                                 (212) 756-0202

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications

                                 March 11, 2002
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.367220 10 0    Schedule                                             13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     BREK Energy Corporation

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         16,500,000**

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    N/A
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         16,500,000**

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    N/A

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000**

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESETED BY AMOUNT IN ROW 11

     45.3%***

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

** This figure includes 4,750,000 shares of Gasco Stock (as defined below) which may be acquired by the Company (as defined below) upon the conversion of 500 shares of Preferred Stock (as defined below).

*** This figure represents a percentage of beneficial ownership as defined under the Securities Exchange Act of 1934, as amended. The Company actually holds 53.2% of the voting power of Gasco (as defined below) since the 500 shares of Preferred Stock remain entitled to 26% of the voting power of Gasco. Consequently, the Company holds 36.8% of remaining 74% of the voting power of Gasco. 36.8% of 74% is equal to 27.2% of the total voting power of Gasco which, when added to the voting power to which the Preferred Stock is entitled, results in a total of 53.2% of the voting power of Gasco.

Item 1. Security and Issuer

     This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock of Gasco Energy, Inc. ("Gasco"), par value $0.0001 ("Gasco Stock"). The address of the principal executive office of Gasco is 14 Inverness Drive East, Suite H-236, Englewood, Colorado 80112.

Item 2. Identity and Background

     This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by BREK Energy Corporation (the "Company"). The Company's address is 19th Floor, 80 Gloucester Road, Wan Chai, Hong Kong SAR.

     During the last five years, neither the Company nor, to the best of the Company's knowledge, any of its directors, officers or five percent beneficial owners have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source   and   Amount   of  Funds  or   Other   Consideration   ------

     On July 5, 2001, the Company purchased 1,000 shares of the Series A Preferred Stock, $0.001 par value per share, (the "Preferred Stock") (such purchase being the "July Purchase") which may be converted into 9,500,000 shares of Gasco Stock. The Company paid $19,000,000 for these shares. On March 11, 2002, the Company exchanged 500 shares of Preferred Stock for 4,750,000 shares of Gasco Stock (the "Conversion").

     In February 2002, the Company entered into agreements with certain shareholders of Gasco which provide for the Company to acquire an additional 7,000,000 shares of Gasco Stock in exchange for 19,250,000 shares of the
Company's common stock, $0.001 par value per share, (the transactions contemplated by these agreements are hereinafter, the "Exchanges"). Some of the Exchanges are subject to the approval of the stockholders of the Company.

Item 4. Purpose of Transaction

     On July 5, 2001, the company purchases preferred stock of Gasco that are convertible into 9,500,000 shares of common stock of Gasco. For so long as at least half of that stock is outstanding, it is entitled to 26% of the total voting power of all of Gasco's capital stock. In February 2002, for the purpose of acquiring control of Gasco in order to consolidate its financial statements into the company's financial statements, the Company converted half of the preferred stock into 4,750,000 shares of Gasco Stock and entered into agreements to acquire 7,000,000 shares of Gasco Stock in exchange for issuing 19,250,000 shares of the Company's common stock. Once these exchanges have been completed, the Company will have 53.2% of the voting power of the Company's capital stock.

     The Company has the right to designate one nominee to Gasco's board of directors and one of Gasco's present board of directors is the Company's designee.

     The Company will seek to gain greater control over the day to day affairs of Gasco. It may change the composition of the board of directors. The Company has not yet determined to adopt any firm plan or proposal in this regard, but may do so at any time. The Company may also develop plans and proposals to acquire some or all the outstanding stock of Gasco that it does not already own in a tender offer, exchange offer or otherwise. The Company may solicit proxies and may propose a business combination between Gasco and the Company. If the Company holds more than 50% of the voting power of Gasco at the time of any such proposal, the company would be in a position to approve the transaction on behalf of all the stockholders.

     Except as set forth above, the Company presently has no firm plan or proposal that relates to or would result in any of the actions enumerated in
Item 4 of Schedule 13D. The company will continue to evaluate its options, however, and may form such a plan or proposal in the future.

Item 5. Interest in Securities of the Issuer

        (a)-(b) The Company beneficially owns 500 shares of Preferred Stock which may be converted into 4,750,000 shares of Gasco Stock, which it has the sole right to vote and dispose of. These shares represent 13.0% of the class, computed in accordance with Rule 13d-3.

        (c) Other than the Exchanges and the Conversion, there have been no transactions in Gasco Stock by the Company during the past 60 days.

        (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Its holdings of Preferred Stock entitles the Company to 26% of the voting power of Gasco, which will not be diluted by further issuances of Gasco Stock. The Company is entitled to a seat on Gasco's board of directors and a position on the executive committee, which will be largely responsible for operating the business of Gasco. The Company's shares of Preferred Stock also are entitled to vote as a class on certain extraordinary matters for extraordinary circumstances. The Company has agreed not to dispose of its stake for three years, however, the Company is permitted to dispose of up to 10% of its holdings annually.

Item 7. Material to be Filed as Exhibits

none

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 24, 2002


                                                    BREK ENERGY CORPORATION



                                                    By: /s/ Kenneth Telford
                                                       -------------------------